UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

QUANTUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90045

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,398,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,398,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 90,115,450 shares of common stock, par value $0.01 (the “Common Stock”), of Quantum Corporation (the “Issuer”) outstanding, calculated from (a) 60,115,450 shares of Common Stock outstanding as of February 4, 2022 as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2022 (the “10-Q”) and (b) 30,000,000 shares of Common Stock issued upon the closing of a rights offering by the Issuer (“Rights Offering”) as reported by the Issuer on it Form 8-K filed with the SEC on April 27, 2022 (the “8-K”).

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 90,115,450 shares of Common Stock of the Issuer outstanding, calculated from (a) 60,115,450 shares of Common Stock outstanding as of February 4, 2022 as reported by the Issuer on the 10-Q and (b) 30,000,000 shares of Common Stock issued upon the closing of the Rights Offering as reported by the Issuer on the 8-K.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,753,578 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,753,578 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,578 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 90,115,450 shares of Common Stock of the Issuer outstanding, calculated from (a) 60,115,450 shares of Common Stock outstanding as of February 4, 2022 as reported by the Issuer on the 10-Q and (b) 30,000,000 shares of Common Stock issued upon the closing of the Rights Offering as reported by the Issuer on the 8-K.

(1)	Includes shares originally owned by B. Riley Securities, Inc. (“BRS”) and subsequently transferred to BRF Investments, LLC (“BRFI”).

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 990,757
	8	SHARED VOTING POWER 6,398,132
	9	SOLE DISPOSITIVE POWER 990,757
	10	SHARED DISPOSITIVE POWER 6,398,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,388,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 90,115,450 shares of Common Stock of the Issuer outstanding, calculated from (a) 60,115,450 shares of Common Stock outstanding as of February 4, 2022 as reported by the Issuer on the 10-Q and (b) 30,000,000 shares of Common Stock issued upon the closing of the Rights Offering as reported by the Issuer on the 8-K.

Preliminary Statement:

This Amendment No. 5 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 28, 2020, by Amendment No. 2 to Schedule 13D, filed with the SEC on February 8, 2021, by Amendment No. 3 to Schedule 13D, filed with the SEC on April 28, 2021, and by Amendment No. 4 to Schedule 13D, filed with the SEC on October 29, 2021 (as so amended, the “Schedule 13D”), relating to shares of Common Stock of Quantum Corporation, a Delaware corporation (the “Issuer” or “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)(c)(f) This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(3)	BRF Investments, LLC (“BRFI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFI is investing in securities.

(4)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following:

The aggregate purchase price of the 2,019,554 shares of Common Stock acquired by BRS upon the exercise of rights received through the Rights Offering was approximately $4,543,997. The source of funds for acquiring the securities described herein that are directly owned by BRS was the working capital of BRS.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D, and Schedules A and B are hereby amended and restated as follows:

(a) - (b)

1. As of the date hereof, BRS beneficially owned directly 2,644,554 shares of Common Stock, representing 2.9% of the Issuer’s Common Stock. BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

2. As of the date hereof, BRFI beneficially owned directly 3,753,578 shares of Common Stock, representing 4.2% of the Issuer’s Common Stock. BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFI.

3. Bryant R. Riley may beneficially own 990,757 shares of Common Stock representing 1.1% of the Issuer’s Common Stock, of which (i) 897,971 shares are held jointly with his wife, Carleen Riley, received upon distribution from a limited partnership, (ii) 12,614 shares are held as sole custodian for the benefit of Abigail Riley, of which 2,415 were shares received upon distribution from a limited partnership (iii) 12,613 shares are held as sole custodian for the benefit of Eloise Riley, of which 2,415 were shares received upon distribution from a limited partnership, (iv) 12,615 shares are held as sole custodian for the benefit of Susan Riley, of which 2,415 were shares received upon distribution from a limited partnership, and (v) 54,944 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own the 6,398.132 shares of Common Stock, representing 7.1% of the Issuer’s Common Stock, held directly by BRS or BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS and BRFI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Description
1*	Joint Filing Agreement by and among the Reporting Persons (replacing Joint Filing Agreement by and among the Reporting Persons, filed by the Reporting Persons on February 8, 2021)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 13,508 shares of Common Stock. The aggregate purchase price of the 13,508 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $33,770. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the close of business on the date hereof, Robert D’Agostino directly owned 40,739 shares of Common Stock. The aggregate purchase price of the 40,739 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $81,228. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
3/23/2022	Sale	71,897	$2.6045	B. Riley Securities, Inc.
3/30/2022	Sale	63,030	$2.4175	B. Riley Securities, Inc.
4/7/2022	Sale	125,620	$2.2157	B. Riley Securities, Inc.
4/8/2022	Sale	72,867	$2.2064	B. Riley Securities, Inc.
4/11/2022	Sale	41,586	$2.20	B. Riley Securities, Inc.
4/13/2022	Sale	15,033	$2.374	BRF Investments, LLC
4/14/2022	Sale	1,552	$2.36	BRF Investments, LLC
4/14/2022	Sale	12,614	$2.2496	Bryant R. Riley
4/19/2022	Sale	76,523	$2.2018	BRF Investments, LLC
4/20/2022	Sale	4,396	$2.25	BRF Investments, LLC
4/22/2022	Rights Exercise	2,019,554	$2.25	B. Riley Securities, Inc.